FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the Month of September 2026

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street

Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated September 9, 2026, announcing that Gilat Awarded Over $32 Million for Multi-Band DKET Systems Supporting U.S. Defense Network Resilience.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated September 9, 2026	By:	/s/ Doron Kerbel
Doron Kerbel
CLO & Corporate Secretary

Gilat Awarded Over $32 Million for Multi-Band DKET

Systems Supporting U.S. Defense Network Resilience

Significant award reinforces Gilat Defense’s expanding role in large-scale,

mission-critical U.S. communications programs

Petah Tikva, Israel, September 9, 2026 - Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that Gilat DataPath received an order valued at more than $32 million from the U.S. Department of War for DKET Systems that operate across Ku, Ka and X-band networks, with deliveries expected over the next 12 months.

The award represents a significant expansion of Gilat DataPath’s long-standing DKET activity and further strengthens Gilat Defense’s position in larger and more complex U.S. mission-critical communications programs. Designed for rapid transport and deployment at alternate locations, the DKET platforms help customers maintain continuity of operations and restore high-capacity communications in dynamic operational environments.

"This award demonstrates the increasing importance of relocatable ground infrastructure in modern defense communications," said Nicole Robinson, President of Gilat DataPath. "When critical connectivity needs to be established or restored quickly and reliably, mobility becomes a strategic advantage. Our proven transportable gateway solutions give customers the flexibility to rapidly enable and sustain communications wherever operational requirements demand."

This order further reinforces Gilat Defense's role as a trusted provider of advanced military communications solutions and highlights its ability to deliver resilient, transportable capabilities that address the evolving operational demands of today's battlefield. The order also supports Gilat's continued growth in strategic defense communications programs across the U.S. and allied markets.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly owned subsidiaries Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu, we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a software-defined platform and modems, high-performance satellite terminals, advanced Satellite On-the-Move (SOTM) antennas and Electronically Steered Antennas (ESAs), highly efficient, high-power Solid State Power Amplifiers (SSPAs) and Block Upconverters (BUCs), and integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications, including government and defense, IFC and mobility, cellular backhaul, enterprise, aerospace, and critical infrastructure clients, all while meeting the most stringent service level requirements. For more information, please visit: https://www.gilat.com

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and can generally be identified by the use of forward-looking terminology such as “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “plan,” “may,” “will,” “seek,” “could,” “should,” or similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of Gilat to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties include, among others, changes in general economic, market and business conditions; failure to maintain market acceptance of Gilat’s products; failure to timely develop and introduce new technologies, products and applications; rapid changes in the markets in which Gilat operates; increased competition, loss of market share or pressure on prices; loss of key OEM partners; inability to attract and retain qualified personnel; inability to protect proprietary technology; and risks associated with Gilat’s international operations and its location in Israel, including those arising from regional military conflicts and geopolitical instability. For additional information regarding these and other risks and uncertainties, please refer to Gilat’s filings with the U.S. Securities and Exchange Commission. Gilat undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Gilat Satellite Networks

Hagay Katz, Chief Products and Marketing Officer

PublicRelations@gilat.com